                                    Form 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                  For the quarterly period ended June 30, 1999


               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                        ......Chacara Santo Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      Index


                                                                            Page
                                                                            ----
PART I. FINANCIAL INFORMATION
-----------------------------

    Item 1.   Financial Statements

       a) Balance Sheet at December 31, 1998 and June 30, 1999 (unaudited).....3

       b) Statement of Operations for the
          three and six months ended June 30, 1998 and 1999 (unaudited)........4

       c) Statement of Cash Flows for the
          six months ended June 30, 1998 and 1999 (unaudited)..................5

       d) Statement of Shareholders' Equity (Deficit) for the six months ended
          June 30, 1999 (unaudited)............................................6

       e) Notes to Financial Statements (unaudited)............................7

    Item 2.   Management's Discussion and Analysis of
              Financial Condition and Results of Operations...................12

PART II. OTHER INFORMATION
--------------------------

    Item 1. Legal Proceedings.................................................16

    Item 2. Changes in Securities.............................................16

    Item 3. Defaults Upon Senior Securities...................................16

    Item 4. Submission of Matters to a Vote of Security Holders...............16

    Item 5. Other Information.................................................16

    Item 6. Exhibits..........................................................16

    Signatures................................................................17

Item 1 (a)

                                     PAGING NETWORK DO BRASIL S.A.
                                             BALANCE SHEET
                                 At December 31, 1998 and June 30, 1999
                                       (Amounts in U.S. dollars)

                                                                December 31,            June 30,
                                                                    1998                  1999
                                                             -----------------------------------------
                                                                  (Note 2)            (Unaudited)
Assets
Current assets:
  Cash and cash equivalents                                  $      219,787        $       44,867
  Short-term investments                                         39,857,633            31,846,387
  Accounts receivable, net                                          567,291               866,617
  Recoverable taxes                                               1,383,380             3,349,193
  Pager inventories                                               2,233,240             2,952,486
  Prepaid expenses and other current assets                         415,535               838,157
  Pledged securities-current                                     15,764,225             7,965,713
                                                             -----------------------------------------
    Total current assets                                         60,441,091            47,863,420
Fixed assets, net                                                21,869,217            14,176,451
Pledged securities                                                8,177,844             8,245,114
Debt issuance costs, net                                          6,443,007             6,151,756
Other assets                                                        339,212             1,418,186
                                                             =========================================
    Total assets                                             $   97,270,371        $   77,854,927
                                                             =========================================

Liabilities and shareholders' equity (deficit)
Current liabilities:
  Accounts payable                                           $    1,376,981        $      492,489
  Accrued expenses                                                5,199,318             7,217,225
  Payable to related parties                                      1,217,914             1,217,914
                                                             -----------------------------------------
    Total current liabilities                                     7,794,213             8,927,628
Senior notes                                                    125,000,000           125,000,000
Redeemable preferred stock, without par value
  Authorized shares - 63,000 shares
  Issued and outstanding, 30,000 shares                          37,945,014            40,281,921

Shareholders' equity (deficit)
    Common stock, without par value
    Authorized shares - 2,037,387
    Issued and outstanding 1,378,401                                 30,760                30,760
Accumulated deficit                                             (77,096,213)         (125,795,229)
Accumulated other comprehensive
  income                                                          3,596,597            29,409,847
                                                             -----------------------------------------
    Total shareholders' equity (deficit)                        (73,468,856)          (96,354,622)
                                                             -----------------------------------------
    Total liabilities and shareholders' equity (deficit)     $   97,270,371        $   77,854,927
                                                             =========================================

                            See accompanying notes to financial statements.

Item 1(b)

                                             PAGING NETWORK DO BRASIL S.A.
                                                STATEMENT OF OPERATIONS
                           For the three months and six months ended June 30, 1998 and 1999
                                               (Amounts in U.S. dollars)
                                                      (Unaudited)

                                                      Three Months Ended                   Six Months Ended
                                                           June 30,                            June 30,
                                             ------------------------------------------------------------------------
                                                    1998              1999              1998              1999
                                             ------------------------------------------------------------------------
Revenues:
  Services, rent and maintenance revenue     $   5,760,607     $   5,759,223     $  10,775,767     $  11,489,379
  Product revenue                                1,477,877           246,742         2,812,833           871,546
                                             ------------------------------------------------------------------------
Gross revenues                                   7,238,484         6,005,965        13,588,600        12,360,925
  Sales taxes                                     (740,817)         (573,888)       (1,358,380)       (1,178,504)
                                             ------------------------------------------------------------------------
Net revenue                                      6,497,667         5,432,077        12,230,220        11,182,421
Cost of products sold                            1,592,885           120,340         2,997,098         1,488,311
Operating costs and expenses:
  Services rent and maintenance                  2,274,638         1,853,090         4,260,270         3,550,415
  Selling, general and administrative            6,664,769         5,905,175        13,098,369        11,351,044
  Depreciation and amortization                  1,183,225           993,696         1,919,742         1,990,092
                                             ------------------------------------------------------------------------
      Total operating costs and expenses        10,122,632         8,751,961        19,278,381        16,891,551
                                             ------------------------------------------------------------------------
      Operating loss                            (5,217,850)       (3,440,224)      (10,045,259)       (7,197,441)
Other income (expense):
    Interest expense                            (4,499,087)       (4,394,173)       (9,113,359)       (8,728,749)
    Interest income                              2,839,980         2,249,497         6,307,635        18,030,658
    Other expense                                   34,654          (280,560)          (52,892)         (419,083)
    Currency exchange loss                      (1,385,502)       (2,904,241)       (3,045,560)      (38,619,719)
    Total other (expense), net                  (3,009,955)       (5,329,477)       (5,904,176)      (29,736,893)
                                             ------------------------------------------------------------------------
Net loss                                     $  (8,227,805)    $  (8,769,701)   $  (15,949,435)   $  (36,934,334)
                                             ========================================================================

                                    See accompanying notes to financial statements.

Item 1(c)

                                         PAGING NETWORK DO BRASIL S.A.
                                            STATEMENT OF CASH FLOWS
                                For the six months ended June 30, 1998 and 1999
                                           (Amounts in U.S. dollars)
                                                  (Unaudited)
                                                                                    Six Months Ended
                                                                                        June 30,
                                                                           ----------------------------------
                                                                                1998               1999
                                                                           ----------------   ---------------
Operating activities:
   Net loss                                                                $  (15,949,435)    $  (36,934,334)
   Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
      Depreciation and amortization                                             1,919,742          1,990,092
      Provision for losses on accounts receivable                               1,253,398          1,783,691
      Amortization of debt issuance costs                                         610,023            295,909
      Currency exchange loss                                                    3,045,560         38,619,719
      Loss on sale of equipment                                                    87,545            227,497
      Changes in operating assets and liabilities:
           Increase in accounts receivable                                       (939,841)        (2,083,017)
           Increase in refundable taxes                                          (738,926)        (3,610,939)
           Increase in pager inventories                                       (2,525,996)        (1,444,982)
           Increase in prepaid expenses and other current assets                 (290,819)          (561,295)
           Increase in other assets                                               (23,233)           (24,986)
           Decrease pledged securities                                          7,407,095          7,807,994
           Decrease in accounts payable                                          (181,284)          (692,595)
           Increase in accrued expenses                                         1,860,423          3,441,450
           Increase in payable to related parties                                (503,454)
                                                                           ----------------   ---------------
                Net cash (used in) provided by operating activities            (4,969,202)         8,814,204

Investing activities:
           Purchase of fixed assets                                            (6,165,410)        (1,601,605)
           Proceeds from sale of equipment                                                           130,453
            (Increase) decrease in short term investment                       11,801,544         (4,678,834)
                                                                           ----------------   ---------------
              Net cash (used in) provided by investing activities               5,636,134         (6,149,986)

Effect of exchange rate changes on cash                                          (110,692)        (2,839,138)
                                                                           ----------------   ---------------
Net Increase (Decrease) in cash and cash equivalents                              556,240           (174,920)
Cash and cash equivalents at beginning of period                                  377,004            219,787
                                                                           ----------------------------------
Cash and cash equivalents at end of period                                 $      933,244     $       44,867
                                                                           ==================================

Supplemental disclosures of cash flow information:
       Cash paid during the period for Interest on Senior Notes            $    8,437,500     $    8,437,500


                                See accompanying notes to financial statements

Item 1(d)

                                           PAGING NETWORK DO BRASIL
                                       STATEMENT OF SHAREHOLDERS' EQUITY
                                    For the six months ended June 30, 1999
                                           (Amounts in U.S. dollars)
                                                  (Unaudited)

                                                                         Accumulated Other
                                          Common            Retained       Comprehensive
                                           Stock            Deficit            Income             Total
                                      -----------------------------------------------------------------------
Balance at December 31, 1998              30,760      $   (77,096,213)   $   3,596,597     $  (73,468,856)
Net loss for the period                                   (36,934,334)                        (36,934,334)
Translation adjustment                                                      25,813,250         25,813,250
                                                                                             ----------------
Comprehensive loss for the period                                                             (11,121,084)
Monetary adjustment on redeemable
preferred stock                                            (9,427,776)                         (9,427,776)
Accrued dividends on redeemable
Preferred stock                                            (2,336,906)                         (2,336,906)
                                      -----------------------------------------------------------------------
Balance at June 30, 1999                  30,760      $  (125,795,229)   $  29,409,847    $   (96,354,622)
                                      =======================================================================


                                See accompanying notes to financial statements.

Item 1(e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1999
                                   (Unaudited)
                            (Amounts in U.S. dollars)

1. Organization

     Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and offers extended paging services to eight other cities in Brazil.

     In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the incorporation of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

2. Basis of Presentation and Summary of Significant Accounting Policies

     Basis for Presentation

     The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information. The Company has adopted the U.S. dollar as its reporting currency. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included and are of a normal recurring nature. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1998 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

     The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

     The Company's significant accounting policies are as follows:

     Foreign Currency Translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported as the only component of accumulated other comprehensive income. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in monetary (losses).

     Revenue Recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will lease certain pagers under month-to-month arrangements.

     Advertising Cost

     The Company expenses the costs of advertising as incurred. Advertising expenses were $1,125,000 and $2,250,000 during the three and six months ended June 30, 1998 and $557,240 and $1,197,793 during the three and six months ended June 30, 1999.

     Cash Equivalents

     The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are liquid investments with a maturity of greater than three months for which values approximate market values.

     Allowance for Doubtful Accounts

     The Company had an allowance for doubtful accounts of $1,400,000 at December 31, 1998, and $1,247,586 at June 30, 1999. Charges to the allowance were $592,000 and $1,015,000 during the three and six months ended June 30, 1998 and $891,105 and $1,936,105 during the three and six months ended June 30, 1999.

     Inventories

     Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 senior notes offering consummated on June 6, 1997. As of June 30, 1999, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, Inc.

4. Long Term Debt

On June 6, 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 and each year, commencing on December 6, 1997. Of the $125 million proceeds approximately $45.6 million was used to purchase U.S. government securities on which scheduled interest and principal payments are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at March 31, 1999, the Company is unable to make any dividend payments

5. Accrued Expenses

     Accrued expenses at December 31, 1998 and June 30, 1999 are comprised of the following:

                                               1998            1999
                                               ----            ----
     Excise taxes payable                   $  334,174     $  145,426
     Withholding taxes payable                 247,733        247,733
     Payroll and other benefits payable      1,439,289      1,321,667
     Accrued interest payable                1,125,000      1,125,000
     Other                                   2,053,122      4,377,399
                                            ----------     ----------
                                            $5,199,318     $7,217,225
                                            ==========     ==========

The $4,377,399 of other accrued amounts includes $2,476,355 that represent a tax contingency accrual for certain taxes relating to interest income and exchange gains that are being disputed good faith by the Company.

6. Redeemable Preferred Stock

     The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years.

After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

     The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

     The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1998 and at June 30, 1999 was $7,945,014 and $10,281,921,
respectively.

7 . Fixed Assets

     Fixed assets at December 31, 1998 and June 30, 1999 are comprised of the following:

                                                                 Period
                               1998            1999          of Depreciation
                               ----            ----          ---------------
Furniture and Fixtures     $ 1,915,206      $ 1,333,412           10 years
Equipment                   13,643,133        9,669,349         5-10 years
Pagers                       7,888,885        5,994,205          2.5 years
Leasehold improvements       4,104,869        2,834,931            5 years
                           -----------      -----------
                            27,552,093       19,831,897
Less - Accumulated
depreciation                (5,682,876)      (5,655,446)
                           $21,869,217      $14,176,451

8. Commitments

     The Company has entered into various office space and transmission antenna rental agreements.

     These agreements are readjusted periodically for inflation. Rental expense commitments at June 30, 1999 calculated in reais and translated into U.S. dollars at the June 30, 1999 closing rate are as follows.

     1999     $1,015,000
     2000     $1,980,000
     2001     $1,932,000
     2002     $  545,000
     2003     $  198,000

     Total rental expense was $834,815 and $1,694,785 for the three and six months ended June 30, 1998 and $481,016 and $1,041,269 for the three and six months ended June 30, 1999.

9. Income Taxes

     The Company has not recognized any future income tax benefit for its net operation loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $14.9 million, $27.3 million and $18.6 million at December 31, 1997, 1998 and June 30, 1999 respectively. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time.

10. Subsequent Event

     The Company has entered into an agreement to acquire approximately 46,000 paging subscribers from Powernet Ltda., a Brazilian paging company that is a wholly owned subsidiary of Motorola. The cost of such acquisition is expected to be approximately $5,100,000. The final acquisition cost is subject to adjustment based upon the actual number of subscribers that are acquired by the Company. This transaction is expected to be consummated by the end of 1999.

     No other events or transactions have occurred since June 30, 1999 or are pending that would have a material effect on the financial statements at that date or for the three months then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

Results of Operations

     Three months and six months ended June 30, 1999 compared with three months and six months ended June 30, 1998.

     Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates".

     For the purpose of management's discussion and analysis, net revenues are defined as total revenues less cost of products sold.

     As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                               Three Months ended                        Six Months ended
                                               ------------------                        ----------------
                                              June 30, 1998 and 1999                   June 30, 1998 and 1999
                                              ----------------------                   ----------------------
                                       1998               1999                    1998                  1999
                                       ----               ----                    ----                  ----
Net revenues                      $ 4,904,782   100%   $ 5,311,737   100%    $  9,233,122   100%    $9,694,110   100%
Operating costs and expenses:
Services rent and maintenance        2,274,638   46%     1,853,090    35%       4,260,270    46%     3,550,415    37%
Selling, general and                 6,664,769  136%     5,905,175   111%      13,098,369   142%    11,351,044   117%
administrative
Depreciation and amortization        1,183,225   24%       993,696    19%       1,919,742    21%     1,990,092    21%
                                     ---------         -----------            -----------         ------------
Total operating costs and           10,122,632  206%     8,751,961   165%      19,278,381   209%    16,891,551   174%
  expenses                          ----------         -----------            -----------         ------------
Operating loss                     (5,217,850)   -     (3,440,224)    -      (10,045,259)    -     (7,197,441)    -
Other income (expense)             (3,009,955)   -     (5,329,477)    -       (5,904,176)    -    (29,736,893)    -
                                   -----------         -----------            -----------         ------------
Net loss                           (8,227,805)   -     (8,769,701)    -      (15,949,435)    -    (36,934,334)    -
                                   ===========         ===========           ============         ============
Other data:
EBITDA(1)                         $(4,034,625)   -    $(2,446,528)    -     $ (8,125,517)    -    $(5,207,349)    -
Number of subscribers at end of         70,272             106,219                 70,272              106,219
period

----------

1  EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

     Net Revenues. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three months and six months ended June 30, 1999, the Company was offering service to customers in Sao Paulo and Rio de Janeiro.

     For the three month and six month periods ended June 30, 1999, the Company generated net revenues of $5,311,737 and $9,694,110 consisting of $5,759,223 and $11,489,379 in service revenues, $246,742 and $871,546 in product sales to customers, cost of sales of $120,340 and $1,488,311 and sales taxes of $573,888 and $1,178,504. During the three months and six months period ended June 30, 1998, the Company's net revenues were $4,904,782 and $9,233,122. Average monthly revenue per unit for the three month period ended June 30, 1999 was approximately R$34.00 for a base of 98,407 subscribers; average monthly revenue per unit for the three month period ended June 30, 1998 was approximately R$35.00 for a base of 70,272 subscribers.

     Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs and repair and maintenance expenditures and service call costs. During the three month and six month period ended June 30, 1999, the Company incurred $1,853,090 and $3,550,415 of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the three month and six month periods ended June 30, 1998, the Company incurred service, rent and maintenance expenses of $2,274,638 and $4,260,270.

     Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three month and six month periods ended June 30, 1999 the Company incurred $2,205,247 and $4,557,974, respectively, of selling and marketing expenses; such amount increased in 1998. During the three month and six month periods ended June 30, 1998, the Company incurred $2,807,208 and $5,439,351, respectively.

     General and Administrative Expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three and six month periods ended June 30, 1999 and 1998 the Company incurred $3,699,928 and $6,793,070 and $3,857,561 and $7,659,018 respectively, of general and administrative expenses. During the three and six months ended June 30, 1999, the Company incurred approximately $1,056,797 and $1,783,691, respectively of costs associated with the provision for doubtful accounts.

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $1,183,225 and $1,919,742 for the three month and six month periods ended June 30, 1998 to $993,696 and $1,990,092 for the three month and six month periods ended June 30, 1999, primarily due the purchase and installation of equipment necessary to build out its paging network and the buildout of the Rio de Janeiro office.

     Operating Loss. For the three month and six month periods ended June 30, 1999 the Company generated operating losses of $3,440,224 and $7,197,441 and for 1998 $5,217,850 and $10,045,259, respectively, primarily due to expenses in connection with the development of the Company's business as explained above.

     Interest Expense. Interest expense was $4,394,173 and $8,728,749 for the three month and six month periods ended June 30, 1999, and for 1998 was $4,499,087 and $9,113,359 for the three month and six month period ended June 30, primarily as a result of interest associated with the Senior Notes.

     Interest Income. Interest Income increased to $2,249,497 and $18,030,658 for the three month and six month periods ended June 30, 1999 primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock.

     Exchange and Translation (Losses). The Company adopted the U.S. dollar as its reporting currency. Effective January 1, 1998, the Company began using the real as its functional currency.

     Currency Exchange Loss. Foreign exchange losses from the depreciation of the real against the U.S. dollar resulted in losses of $2,904,241 and $38,619,719 for the three month and six month periods ended June 30, 1999, and $1,385,502 and $3,045,560 for the three month and six month periods ended June 30,1998 relating to U.S. dollars based transactions.

     Income Taxes. The Company did not have taxable income during the periods presented and does not expect to have taxable income for the foreseeable future.

     Net Loss. As explained above, net loss in the period presented is primarily attributable to significant expenses incurred during the period in connection with the development of the Company's business, the net interest expense associated with the Senior Notes.

     Liquidity and Capital Resources. The Company's operations and expansion into new markets and product lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. For the three months and six months ended June 30, 1999 and 1998 the Company made capital expenditures of $137,042 and $2,670,476 and $1,601,605 and $6,165,410 respectively.

     The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and the commencement of paging services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining six months will be approximately $12 million.

     Inflation and Exchange Rates. Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a Company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses,

(including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues may negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real may have a material adverse effect on the Company's results of operations and financial condition. Further, beginning January 1, 1998, the Company's financial statements reflect foreign currency gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

     Subsequent Events. The Company has entered into an agreement to acquire approximately 46,000 paging subscribers from Powernet Ltda, a Brazilian paging company that is a wholly owned subsidiary of Motorola. The cost of such acquisition is expected to be approximately $5,100,000. The final acquisition cost is subject to adjustment based upon the actual number of subscribers that are acquired by the Company. This transaction is expected to be consummated by the end of 1999.

     No other events or transactions have occurred since June 30, 1999 or are pending that would have a material effect on the financial statements at that date or for the three months then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

                                     PART II

Item 1. Legal Proceedings

     None

Item 2. Changes in Securities

     None

Item 3. Defaults Upon Senior Securities

     None

Item 4. Submission of Matters to a Vote of Security Holders

     None

Item 5. Other Information

     None

Item 6. Exhibits

     3.1*  --  By laws of Paging Network do Brasil S.A. (English Translation).

     4.1*  --  Indenture dated as of June 1, 1997 between Paging Network do
               Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

     4.2*  --  Form of Senior Note (included in Exhibit 4.1).

     ---------
     * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.


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


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PAGING NETWORK DO BRASIL S.A.
                                                      (Registrant)


                                        By: /s/ Thomas C. Trynin
                                            ------------------------------
                                            Thomas C. Trynin
                                            President and
                                            Chief Executive Officer


Date:  August 27, 1999


                                       17